Exhibit 99.1

MIND CTI Reports Results for the First Quarter of 2013

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, May 8, 2013 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as call accounting solutions, today announced results for its first quarter ended March 31, 2013.

The following will summarize our major achievements in the first quarter of 2013 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K filed with the Securities and Exchange Commission.

Financial Highlights

•	Revenues were $4.44 million, compared with $5.26 million in the first quarter of 2012.
•	Operating income was $140 thousand, or 3.15% of revenue, compared with $1.14 million in the first quarter of 2012 or 21.6%.
•	Net income was $162 thousand or $0.01 per share, compared with $1.11 million or $0.06 per share in the first quarter of 2012.
•	Cash flow from operating activities was $1.91 million.

As of March 31, 2013 we had 350 employees in our four offices, compared with 319 as of March 31, 2012.

Low Operating Income

As previously announced, some maintenance agreements were not renewed in 2012 and the expected negative impact on our 2013 revenues, gross margins and profitability has begun to be reflected in the first quarter of 2013. The weak results of the quarter are also a result of the delay of a win that we expected to materialize in the first quarter that slipped into the second quarter. At the same time, expenses grew significantly due to necessary increases in salaries in Romania, planned and pre-announced headcount growth and detrimental exchange rate fluctuations. The decrease in our gross margin was due to the termination of some maintenance agreements that were supported with relatively low cost of revenues and to some lower margin deals that we implemented mainly in 2012 but will be recognized in 2013 as well.

Cash Position and Annual Dividend Distribution

The cash position including available for sale securities was $21.1 million as of March 31, 2013.

As previously announced, based on our policy of annual dividend distribution, the Board declared on March 6, 2013 a cash dividend of $0.24 per share before withholding tax.

The record date was March 20, 2013 and the payment date was April 3, 2013. Tax was withheld at a rate of 19%. The aggregate dividend distributed in April was approximately $4.5 million.

Revenue Distribution for Q1 2013

Sales in the Americas represented 59.8%, sales in Europe represented 18.5%, sales in Israel represented 16.3% and the rest of the world represented 5.4% of total revenue.

Revenue from customer care and billing software totaled $3.46 million, while revenue from enterprise call accounting software totaled $980 thousand.

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Revenue from licenses was $1.23 million, or 27.7% of total revenue, while revenue from maintenance and additional services was $3.21 million, or 72.3%.

Monica Iancu, MIND's CEO, commented: "While our business remains healthy and the pipeline is strong, we are clearly not pleased with our weak results for this quarter. We expect that we will be able to announce new wins with the results of the second quarter. At the same time we believe that the marketplace is affected by competitive pricing requiring us to accept changes in our pricing policies, mainly more long-term managed services agreements and fewer license deals, which is expected to affect our current results. We expect gross margins to remain between 50% and 60% due to competitive pressure and to an increasing rate of professional services, mainly additional functionality for our existing customer base. We expect that we will improve our operating margins towards our target level as the new wins translate into revenues."

MIND also announced today that its 2013 Annual General Meeting of Shareholders will be held on June 24, 2013, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

Shareholders of record at the close of business on May 23, 2013 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to re-appoint BrightmanAlmagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Company’s Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and

(ii)	to re-elect Mr. Amnon Neubach, whose term of office will expire on August 27, 2013, for a fifth three-year term of office as an External Director of the Company (as such term is defined in the Israeli Companies Law 5759-1999); and

(iii)	to re-elect Mr. Rimon Ben Shaoul, whose term of office will expire on June 25, 2013, for a second three-year term of office as an External Director of the Company; and

(iv)	to re-elect Ms. Monica Iancu, whose term of office will expire at the 2013 Annual General Meeting, to hold office as a Class I director of the Company until the 2016 Annual General Meeting of Shareholders of the Company; and

(v)	to approve a compensation policy for the Company’s directors and officers in accordance with the requirements of the Companies Law, 1999; and

(vi)	to approve and ratify the renewal of the Company’s directors’ and officers’ liability insurance policy; and

(vii)	to discuss the Company’s audited financial statements for the year ended December 31, 2012.

Adoption of the proposed resolutions in paragraphs (i), (iv) and (vi) above requires the affirmative vote of a majority of the ordinary shares present in person or by proxy and voting on the matter.

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Adoption of the proposed resolutions in paragraphs (ii) and (iii) above requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the total voting rights in the Company.

Adoption of the proposed resolution in paragraph (v) above requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the matter, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest  in the Compensation Policy; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the total voting rights in the Company.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2013	2012	2012
	U.S. $ in thousands
	(except per share data)
Revenues	$4,443	$5,261	$20,209
Cost of revenues	2,257	2,002	7,852
Gross profit	2,186	3,259	12,357
Research and development expenses	1,190	1,198	4,643
Selling and marketing expenses	418	483	1,524
General and administrative expenses	438	442	1,818
Operating income	140	1,136	4,372
Financial income - net	133	184	298
Income before taxes on income	273	1,320	4,670
Income tax expense	111	210	392
Net income for the period	$162	$1,110	$4,278

Earning per ordinary share:
Basic and diluted	$0.01	$0.06	$0.23

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:
Basic	18,819	18,741	18,767
Diluted	18,867	18,759	18,846

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2013	2012
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$18,348	$13,310
Short term bank deposits	2,235	5,567
Accounts receivable:
Trade	1,262	850
Other	190	159
Prepaid expenses	114	95
Deferred cost of revenues	244	584
Deferred taxes	124	124
Inventory	13	13
Total current assets	22,530	20,702
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	505	504
Severance pay fund	1,476	1,399
Deferred taxes	15	15
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	668	681
GOODWILL	5,430	5,430
Total assets	$30,624	$28,731
Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$188	$113
Other	1,453	1,151
Deferred revenues	3,569	2,259
Total current liabilities	5,210	3,523
LONG TERM LIABILITIES :
Deferred revenues	500	487
Employee rights upon retirement	1,706	1,615
Total liabilities	7,416	5,625
SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,159	30,138
Accumulated other comprehensive income	18	17
Differences from translation of foreign currency financial statements of a subsidiary	(1,198)	(1,043)
Treasury shares	(2,287)	(2,360)
Accumulated deficit	(3,538)	(3,700)
Total shareholders’ equity	23,208	23,106
Total liabilities and shareholders’ equity	$30,624	$28,731

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2013	2012	2012
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$162	$1,110	$4,278
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	61	71	270
Financial loss (income) from available for sale securities	-	(4)	(3)
Deferred income taxes, net	-	-	138
Accrued severance pay	56	85	147
Capital loss (gain) on sale of property and equipment - net	2	(8)	14
Employees share-based compensation expenses	21	21	80
Realized loss on sale of available for sale securities	-	24	24
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(412)	(990)	913
Other	(28)	112	149
Decrease (increase) in prepaid expenses and deferred charges	321	(210)	456
Decrease in inventories	-	-	16
Increase (decrease) in accounts payable and accruals:
Trade	76	(99)	(639)
Other	305	705	(65)
Increase (decrease) in deferred revenues	1,343	758	(842)
Net cash provided by operating activities	1,907	1,575	4,936
Cash flows from investing activities:
Purchase of property and equipment	(60)	(85)	(169)
Sale of available for sale securities	-	444	444
Severance pay funds	(42)	(35)	(174)
Investment in short term bank deposits	-	-	(1,258)
Proceeds from short term bank deposits	3,226	1,083	-
Proceeds from sale of property and equipment	10	16	84
Net cash provided by (used in) investing activities	3,134	1,423	(1,073)
Cash flows from financing activities:
Employee stock options exercised and paid	73	28	41
Dividend paid (*)	-	(3,332)	(4,505)
Net cash provided by (used in) financing activities	73	(3,304)	(4,464)
Translation adjustments on cash and Cash equivalents	(76)	36	45
Increase (decrease) in cash and cash equivalents	5,038	(270)	(556)
Balance of cash and cash equivalents at beginning
Of period	13,310	13,866	13,866
Balance of cash and cash equivalents at end of period	$18,348	$13,596	$13,310

(*) Non-cash financing activities:
Withholding tax payable from dividend paid	$-	$(1,173)	$-

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